ALTAMIRA THERAPEUTICS LTD.
CLARENDON HOUSE
2 CHURCH STREET
HAMILTON HM11
BERMUDA

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V19035-Z85515 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ALTAMIRA THERAPEUTICS LTD.

The Board of Directors recommends you vote FOR the following:

1. To re-elect the following four persons as directors of the Company to hold office until the 2024 Annual General Meeting (or until their respective successors are elected)

Nominees:	**For**	**Against**	**Abstain**
1a. Thomas Meyer	☐	☐	☐
1b. Mats Peter Blom	☐	☐	☐
1c. Alain Munoz	☐	☐	☐
1d. Margrit Schwarz	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2, 3, 4 and 5.

	For	**Against**	**Abstain**
2. To appoint BDO AG, Zurich as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023 and authorize the Company's Audit Committee of the Board of Directors to determine their remuneration.	☐	☐	☐
3. To approve, on a nonbinding, advisory basis, the 2022 Board of Directors' and executive officers' compensation as disclosed in the Annual Report.	☐	☐	☐
4. To reduce the share premium account of the Company with effect from June 27, 2023 by USD 208,773,455.00 namely from USD 208,773,455.00 to USD 0.00, and to credit the amount of the reduction to the contributed surplus account of the Company.	☐	☐	☐
5. To increase the authorized share capital of the Company from CHF 5,400,000 divided into 25,000,000 common shares of CHF 0.20 each and 20,000,000 preference shares of CHF 0.02 each to CHF 20,400,000 divided into 100,000,0000 common shares of CHF 0.20 each and 20,000,000 preference shares of CHF 0.02 each, by the creation of an additional 75,000,000 common shares of CHF 0.20 each ranking pari-passu with the existing common shares of the Company.	☐	☐	☐

Note: In their discretion, the persons appointed as proxies are authorized to vote upon such other business as may properly come before the meeting, or at any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V19036-Z85515

ALTAMIRA THERAPEUTICS LTD.
Annual General Meeting of Shareholders
June 27, 2023 8:00 AM Atlantic Daylight Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Thomas Meyer, Guy Cooper, Andrew Barnes and Kathleen McBeath, or any of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the common shares of ALTAMIRA THERAPEUTICS LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 8:00 AM Atlantic Daylight Time on June 27, 2023 at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations and in the discretion of the above named persons as proxies, in any other business that may properly come before the meeting or at any adjourned or postponement thereof.

Continued and to be signed on reverse side